Exhibit 99.1

Scorpio Tankers Inc. To Announces First Quarter 2021 Results and Have a Conference Call on May 7, 2021

MONACO, April 30, 2021 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today that on Friday, May 7, 2021, the Company plans to issue its first quarter 2021 earnings press release in the morning (Eastern Daylight Time) and host a conference call at 8:30 AM Eastern Daylight Time and 2:30 PM Central European Summer Time.

Conference Call Details

Date: Friday, May 7, 2021
Time: 8:30 AM Eastern Daylight Time and 2:30 PM Central European Summer Time

The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link: https://edge.media-server.com/mmc/p/7nx97or2

Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The conference will also be available telephonically:
US/CANADA Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 1796885
Participants should dial into the call 10 minutes before the scheduled time.

The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company’s fleet consists of 131 wholly owned, finance leased or bareboat chartered-in tankers (42 LR2, 12 LR1, 63 MR and 14 Handymax) with a weighted average age of approximately 5.3 years. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
(212) 542-1616